FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Pan American Silver Corp. (the “Company”)

1500 – 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

January 9, 2007

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on January 9, 2007 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Pan American Silver Corp. has approved a record exploration program for 2007 following outstanding results from its 2006 exploration drilling programs. During 2007, Pan American plans to conduct over 100,000 meters of diamond drilling at its existing properties, with efforts focused primarily on the La Colorada, Morococha and Huaron mines where results from 2006 indicated exceptional potential, as well as a more aggressive generative exploration program.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Robert Pirooz

Office:

General Counsel

Telephone:

(604) 687-0333

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 10th day of January, 2007.

“Signed”

Robert Pirooz General Counsel and Secretary

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

For Immediate Release

January 9, 2007

PAN AMERICAN SILVER PLANS RECORD EXPLORATION PROGRAM IN 2007

Vancouver, Canada – Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) has approved a record exploration program for 2007 following outstanding results from its 2006 exploration drilling programs. During 2007, Pan American plans to conduct over 100,000 meters of diamond drilling at its existing properties, with efforts focused primarily on the La Colorada, Morococha and Huaron mines where results from 2006 indicated exceptional potential, as well as a more aggressive generative exploration program.

Ross Beaty, Chairman of Pan American, stated, “2006 was our most successful year for exploration at our existing operations. On-site exploration is a key component of Pan American’s growth strategy as the Company can derive benefit from new silver discoveries which are extracted from producing mines with the necessary infrastructure in place. I am very excited about our plans for 2007 and expect the record exploration drilling will translate into even larger silver reserves and resources, which are the core assets of our Company.”

Morococha Mine(**): Morococha was the site of the Company’s most extensive exploration program in 2006, with over 57,000 meters drilled in 325 holes. More than 70% of these holes intersected economic silver-zinc mineralization, with the best results from the Galera zone and the Buenaventura vein. The Galera zone is a newly discovered wide “manto” zone containing high grade zinc and important silver, lead and copper grades. Buenaventura is a high grade silver vein with plus-1,000 g/t intercepts in many holes drilled.

In 2007, the Company will drill over 40,000 meters at Morococha, focusing on expansion of reserves and resources of the main producing areas: Yacumina, Manuelita, Codiciada, Sulfuric and Alapampa. In addition, a surface exploration program initiated in 2006 has identified brand new targets that will also be drilled in 2007.

La Colorada Mine(**): Surface drilling on the property resulted in the discovery and delineation of the high grade Amolillo oxide vein. A total of 3,846 meters in 26 holes were drilled on Amolillo throughout 2006 which confirmed high grade silver mineralization over a 460 meter strike length. Mineralization is still open to the east and at depth. Development of Amolillo for mining in 2007 has already commenced.

In 2007 the Company will also explore the potential for deep skarn mineralization below the primary high grade silver veins now being mined. Deep drilling in this area in 1997-1998 encountered thick intercepts of polymetallic mineralization, such as holes PIC 09, which intersected 34 meters grading 489 g/t silver, 2.54% zinc and 2.77% lead, and PIC 16, which intersected 70 meters grading 70 g/t silver, 3.56% zinc and 2.01% lead. With the La Colorada mine operating smoothly and providing much better access to drilling of the deep targets, the Company will now explore this potential for large tonnage polymetallic mineralization such as is being mined in a similar geological environment at the large-scale San Martin and Sabinas mines located 25 km north of La Colorada. In 2007, Pan American intends to drill a total of 13,000 meters to test this deep skarn target and Amolillo vein extensions.

Huaron Mine(**): Drilling in 2006 was focused on exploring silver veins at depth below the lowest existing workings at the mine, the 250 level, and easily accessible zones that may be mined by low-cost bulk mining methods. A total of 11,755 meters was drilled in 87 holes, and significant new mineralization was discovered in the target areas. Drilling confirmed the extension of known structures below the 250 level, including the Patrick vein, and the existence of disseminated ore bodies, including the Halley ore body. Drilling in 2007 will continue this work.

Other Programs: In addition to mine-site exploration programs, Pan American will conduct greenfield exploration programs in Mexico, Peru, Ecuador and Argentina on newly acquired properties and potential acquisition targets.

The objective and focus of the Company’s exploration programs is to materially add to the Company’s silver resources and mining opportunities. The full results of the Company’s 2006 drilling programs will be incorporated into the year-end reserve and resource estimate which is currently being prepared and will be released in late February.

(**) To access the complete 2006 drillhole results for the structures specifically referred to in this press release; please refer to Pan American’s website at http://www.panamericansilver.com/2006ExplorationResults.htm.

Regulatory Footnotes

(i)

Michael Steinmann, P.Geo, Senior Vice-President Geology and Exploration for Pan American Silver, is the Qualified Person (“QP”) as defined by National Instrument 43-101 responsible for supervision of the Company’s exploration and drilling programs. He has reviewed the results of the 2006 drill programs disclosed in this news release and has verified all scientific and technical information underlying such disclosures, including sampling, analytical and test data. Drill cores from each of La Colorada, Morococha and Huaron are split using a diamond saw on site, prepared and analyzed in the respective mine laboratory using atomic absorption method and fire assays for high grade precious metal content. The quality control and quality assurance program at each property includes sample checks performed at an independent lab (ALS Chemex, Lima, for Morococha and Huaron and ALS Chemex, Guadalajara, for La Colorada) and further consists of the submission to the respective mine’s geology laboratories of at least 1 certified standard and blank per day as well as tertiary lab check assays on 2-5% of the samples and 1-2% of the check samples.

(ii)

A summary description of the geology, mineral occurrences and nature of mineralization existing at each of the properties cited in this news release can be found in the Company’s 2005 Annual Information Form filed on www.sedar.com.

(iii)

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements in this news release that contain forward-looking information include, but are not limited to, statements as to the potential mineralization and exploration results at the La Colorada, Morococha and Huaron properties, possible increases in reported reserves and resources, and future plans, action, objectives and achievements of the Company. Resource estimates are also forward-looking statements as they constitute a prediction based on certain estimates and assumptions as to the mineralization that would be encountered if a deposit is developed and mined. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “projects” or “projected”, “expects” or “does not expect”, “is expected”, “estimates”, “forecasts”, “scheduled”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “can”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Statements containing forward-looking information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Pan American Silver and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: risks related to technological and operational nature of the Company’s business; changes in the political or economic environment; the interpretation of drill results and the geology, continuity and grade of mineral deposits; actual results of current exploration activities; conclusions of economic evaluations; fluctuations in the price of silver, gold and other base metals; as well as those factors described in the sections relating to risk factors of Pan American Silver’s business filed in the Company’s required securities filings on SEDAR. There can be no assurance that any statements containing forward-looking information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on statements containing forward-looking information.

For further information, please contact:

Alexis Stewart, Director Corporate & Investor Relations

(604) 684-1175

astewart@panamericansilver.com

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1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com